EAGLE SERIES TRUST

CLASS C
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate of the average daily rate asset pursuant to Paragraph 1 of the Eagle Series Trust Distribution Plan shall be as follows:

EAGLE INTERNATIONAL EQUITY FUND	1.00%
EAGLE INVESTMENT GRADE BOND FUND	1.00%
EAGLE MID CAP GROWTH FUND	1.00%
EAGLE MID CAP STOCK FUND	1.00%
EAGLE SMALL CAP GROWTH FUND	1.00%
EAGLE SMALLER COMPANY FUND	1.00%

Dated: March 1, 2012